EXHIBIT 8.2

FORREST A. GARB & ASSOCIATES, INC.

INTERNATIONAL PETROLEUM CONSULTANTS
5310 HARVEST HILL ROAD, SUITE 275 - LB 152
DALLAS, TEXAS 75230 - 5805
(972) 788-1110 Telefax (972) 991-3160 (E MAIL) forgarb@forgarb.com

September 1, 2005

Mr. Eugene A. Soltero, President
Zion Oil & Gas
6510 Abrams Road, Suite 300
Dallas, TX 75231

Re: Review of the Zion Oil & Gas exploration program.

Dear Mr. Soltero,

On July 22, 2005, Forrest A. Garb & Associates, Inc. (FGA) was commissioned to provide independent geological and engineering consulting services on Zion Oil & Gas (Zion) company's current operations in Israel. The terms and scope of the assignment were defined in an assignment letter signed by representatives of FGA and Zion on the above date.

The initial task in the assignment is a broad three element review of the ongoing operations. The three areas of study include: (1). An analysis of the technical data supporting the oil and gas prospects; (2). A review of the technical program proposed to explore and develop the prospects; and (3). An evaluation of the technical team assembled to perform the proposed programs.

This assignment is similar in scope and content to many due diligence assignments FGA has undertaken over the years for institutional lenders (such as New York Life and IBM Pension Plan) who provide financing for small independent exploration and production companies.

1. Geologic Review

From July 30th through August 6th, 2005, Mr. Forrest Garb traveled to Israel to inspect the Zion operations. During this visit he was awarded the opportunity of discussing the current geologic interpretations for both the Ma'anit and the Joseph prospects with Dr. Eliezer L. Kashai, Vice President of Israeli Exploration, Stephen E. Pierce, Consulting Geologist to Zion, and Dr. Charlie Druckman, a noted geologist and a past Petroleum Commissioner for Israel. Mr. Garb was shown the seismograph interpretations that encouraged the deepening of the Ma'anit No. 1 well to the Triassic age sediments, and the current geologic mapping, which included information gained from the deepening operations. The review was conducted in the geologic offices of Zion located at Kibbutz Barqay near the Ma'anit lease.

        a. Ma'anit Prospect

A reinterpretation of old seismic data and new seismic data shot in late 2002 by Zion across the Ma'anit lease, along with the discovery of oil in Triassic age sediments by Givot Olam Oil Exploration, just ten kilometers south of Ma'anit lease, provided the technical incentive for the deepening of the Ma'anit No. 1 well. This well had been drilled by Sedot Neft to a depth of 7,661 feet in mid-1995, but was temporarily abandoned for lack of funds. The well was abandoned while still in the Jurassic age sediments. The seismic data across the Ma'anit lease was interpreted to possibly identify the existence of a Triassic age reef. Such reefs are known worldwide to be excellent reservoir rocks for oil and gas accumulation. Accordingly, deepening of the Ma'anit well to a depth of between 14,000 and 15,000 feet to test the Triassic age sediments was programmed. Formation samples taken during the deepening of the well confirmed that the formations being drilled were of marine origin, but are not reef material. The cuttings are interpreted to represent rocks normally found in the high-energy area before a reef or offshore bar. The well has now been deepened to a total depth of 15,482 feet.

Electric well logging of the well indicated zones of interest in three separate sections. These are identified as the Anisian from depths of 14,120 - 14,589 feet, the Ladinian from 13,649 - 14,025, and the Carnian from 12,559 - 13,213. Of the three, well log calculations indicate that the Carnian section is the most promising for potential oil and gas accumulation. The Anisian and the Ladinian appear to have low matrix porosity, and unless favorable fracturing exists, would have low permeability. Because it is mechanically necessary to test a well from the bottom of the hole upward, it was decided to test the Anisian section before attempting completion of the well in the more promising Carnian. Testing of the Anisian was performed during Mr. Garb's presence at the well site. Minor amounts of natural gas were produced while swabbing of the well, but commercial production was not found.

Prior to swab testing the Anisian, two zones in the Lower Triassic Scythian below were also swab tested and showed to contain formation water and only a trace of hydrocarbons. Laboratory analysis of the formation water obtained from the Anisian during swab test was consistent with the lab analysis of the Scythian formation water, leading to the possibility that the negative results in the Anisian might result from contamination during the deeper swabbing operations as both sections were open hole at the same time.

Based on the negative results from the Anisian tests, and the similarity of the Ladinian and Anisian log appearance, testing of the Ladinian section was deferred to enable more rapid analysis of the Carnian intervals. At the time of this report, testing of the Carnian is underway with six zones perforated.

The change from a reef to a fore-bar environment at Ma'anit does not necessarily eliminate the possibility of a reef at the Joseph prospect; however, there is a need to study this issue in light of the current findings. In the event that the results of the current testing of Ma'anit No. 1 well are negative, the lease will be further studied to identify other potential drill sites.

        b. Joseph Prospect.

The Joseph prospect has been extensively described in a project description that Zion published in January of 2003. A key element in the evaluation of the prospect is the possibility of encountering Triassic age reefs. Some five potential reefs can be interpreted to exist under or near the Ma'anit/Joseph License, but several interpretations can also be made from the basic data. During Mr. Garb's visit to Israel, he was shown the Zion interpretations and was provided some of the seismic data for independent review, which is now being performed. The interpretations, and the conclusions developed by Zion are certainly plausible, and do support the Joseph prospect as a reasonable exploration project. Mr. Garb was further advised that the prospects in the Joseph lease are further supported by magnetic and gravity studies of the area.

Prolific oil and gas production found in reef reservoirs in Iraq, Abu Dhabi and Saudi Arabia confirm such reservoirs to be very rewarding exploration projects. Reef limestone reservoirs generally have good porosity and permeability, thick oil columns, good recovery factors, and produce at high production rates.

The fact that the Ma'anit No. 1 well has not found a reef limestone formation is certainly a disappointment. It has decreased the statistical probability of finding a reef reservoir at the Joseph prospect, but it has not entirely eliminated the possibility. The build-up of sediment thickness interpreted from the seismic data as reef character may be off-shore bar development, which can also contain oil and gas accumulation.

2. Technical Program Review

FGA's review of the operational aspects of the Zion exploration program was conducted by Mr. Glen Perry, Executive Vice-President of Zion, and by Mr. Stacy Cude, Drilling Manager. This review was held at the drill site for the Ma'anit deepening, which offered the opportunity to see the equipment on site and to observe both the condition of the hardware and the performance of the staff and crew during brief testing of the Anisian formation. FGA has worked with Mr. Perry in the past, both in the United States and subsequently in Georgia, former Soviet Union. FGA has a high regard for the dedication Mr. Perry brings to an assignment and found him to be totally focused on the Zion program.

Although a definite sequence for future Ma'anit lease operations depends on circumstances and results from testing, a program for the foreseeable events is in place. This includes the testing of the Ma'anit No. 1 well, the possible step out development wells on the Ma'anit lease, possible installation of production equipment, and the subsequent exploration at the Joseph prospect.

The drilling equipment, operated by Lapidoth, is not new; however, it appears to be well maintained and has proven adequate for the proposed program. Equipment for thorough testing of a discovery is a separate problem. Importing rented equipment for extensive testing of a discovery well will be a time delay, and will be costly. Preliminary testing will indicate whether or not test separators and related equipment should be purchased for application to future Zion operations.

3. Technical Team

The technical monitoring of the operations is being performed by a capable staff of educated and trained professionals. Third party experts have been, and are being brought into the operations as they are needed. The level of experience represented by the Zion staff is very good. The geology expertise is not only based on Israeli experienced geologists, but includes Stephen E. Pierce, a consulting geologist with world-wide experience. Additionally, Mr. Jerry Ebanks, Chief Geologist at Forrest A. Garb and Associates, Inc. is auditing electric well log analyses and geologic interpretations. The engineering program is prepared and monitored by Mr. Glen Perry and Mr. Stacy Cude. Additional well test consulting is provided by Mr. Mark Murray, President of Forrest A. Garb & Associates, Inc. The Zion approach to performance appears to be equal to the task, with a willingness to acquire equipment or expertise as warranted by the project.

4. Management Team

Mr. Garb's trip to Israel offered him an opportunity to discuss the proposed exploration program with you and with Mr. Philip Mandelker, Director, Secretary, and General Counsel for Zion. Mr. Garb has known Mr. Mandelker for many years and recognizes him as a very well known legal mind in the Israeli energy industry. Based on your many years of experience with both start-up and well established companies, and your experience as a consultant to both operations and to finance, FGA is comfortable that the Zion operations will have responsible management and legal advice.

5. Persons Interviewed

During Mr. Garb's visit to Israel, he had the opportunity to discuss the operations with many acquaintances from his past 40 years of consulting and teaching in Israel. Mr. Garb has worked on prior assignments with Dr. Kashai and Mr. Elisha Roih of your staff. He also had the opportunity to meet with industry persons not affiliated with Zion. Brief discussions were held with Dr. Eli Rosenberg, a noted Israeli Geologist key in the discovery of the off-shore Mediterranean gas reservoirs, and with Mr. Amnon Prenner, formerly of Lapidoth. Mr. Garb was also privileged to visit with the Petroleum Commissioner of Israel, Dr. Yaakov Mimran, PH.D., with the Senior Coordinator Oil &

Gas Production, Dr. Victor Baeriudin, PH.D., and with Ilana Levine, the Senior Deputy Legal Advisor to the Ministry of National Infrastructures. During all of Mr. Garb's discussions, only positive comments about the Zion program and personnel were spoken. The relationship between the government representatives and Zion seem especially cordial, reflecting what must be interpreted as proper adherence to the regulations on the part of Zion.

6. Conclusions

FGA is pleased to report that in our opinion, the geologic prospects were based on the best interpretation of the available data. Although the seismic data for the area are considered poor to fair, the interpretive work has been as good as can be expected for the quality of the basic data. The work program also appears to be a responsible one for the projects. The staff and team assembled by Zion is an admirable one, and is suited for almost any exploration or development program. The statistical probability for success in the Triassic is not to be judged by the negative statistics of the shallow zones now tested by almost 500 wells. The lack of deep wells in the region however, does not provide a base for statistical optimism in the Triassic reef play. Of the ten deep wells drilled in Northern Israel, only one well (the Asher Atlit) is known to have penetrated a Triassic reef.

We sincerely appreciate the opportunity of participating in the Zion efforts in Israel. FGA will monitor the activities as field operations proceed and will offer suggestions on the capture of data that will enable the best estimation of potential oil and gas reserves.

Yours very truly, /s/ Forrest A. Garb & Associates, Inc. Forrest A. Garb & Associates, Inc.